UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kite Pharma, Inc., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2017, and amended on September 7, 2017 and September 8, 2017 (as amended, the “Solicitation/Recommendation Statement”), with respect to the tender offer by Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation, to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 9.	Exhibits.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(M)	Additional Q&A provided to Kite Pharma, Inc. employees, first used on September 15, 2017.
(a)(5)(N)	Cover Email to Kite Pharma, Inc. employees, first used on September 15, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE PHARMA, INC.

Dated: September 15, 2017	By:	/s/ Arie Belldegrun
		Name:	Arie Belldegrun, M.D.
		Title:	President and Chief Executive Officer